Exhibit 99.1

Hepsiburada Regains Compliance with Nasdaq Minimum Bid Price Requirement

ISTANBUL, August 18, 2022 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (“Hepsiburada” or the “Company”), announced today that on August 17, 2022 it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq Listing Rule 5450(a)(1). For the prior 10 consecutive business days, the closing bid price of the Company‘s American depositary shares (“ADSs”), each representing one Class B ordinary share of the Company, had been at US$1.00 per ADS or greater. Nasdaq indicated within the letter that this matter is now closed.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop 'Super App' to cater to our customers' everyday needs and to help make people's daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of March 2022, we had seamlessly connected 44.2 million members and 82.9 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our 'Technology Empowerment for Women Entrepreneurs' programme, we have reached over 32 thousand female entrepreneurs across Turkey to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com